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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                          TENDER OFFER STATEMENT UNDER
      SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              R.H. PHILLIPS, INC.
                       (Name of Subject Company (Issuer))

                           VINCOR INTERNATIONAL INC.
                             VINCOR HOLDINGS, INC.
                        TOAST ACQUISITION COMPANY, INC.
                            (Name of Filing Persons)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   749573 101
                     (CUSIP Number of Class of Securities)

                                DONALD L. TRIGGS
                      PRESIDENT, VINCOR INTERNATIONAL INC.
                          441 COURTNEYPARK EAST DRIVE
                      MISSISSAUGA, ONTARIO, CANADA L5T 2V3
                                 (905) 564-6900
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

             JAY MIDDLETON TANNON, ESQ.
              ALAN K. MACDONALD, ESQ.                                DAVID J. MATLOW, ESQ.
             BROWN, TODD & HEYBURN PLLC                           GOODMAN PHILLIPS & VINEBERG
         400 WEST MARKET STREET, 32ND FLOOR                       250 YONGE STREET, SUITE 2400
          LOUISVILLE, KENTUCKY 40202-3363                       TORONTO, ONTARIO, CANADA M5B 2M6
                  (502) 589-5400                                         (416) 979-2211

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUE*                          AMOUNT OF FILING FEE
                $62,128,423                                 $12,426
------------------------------------------------------------------------------------------------------------

* Estimated for the purpose of calculating the filing fee only. This amount assumes the purchase of all outstanding shares of Common Stock, no par value, of R.H. Phillips, Inc. at $7.00 per share. The number of shares used in this calculation consists of 8,875,489 shares (which includes 6,695,331 shares issued and outstanding, options to purchase 664,844 shares and warrants to purchase 1,515,314 shares, in each case as of August 25, 2000), less shares owned by Issuer, Offeror and their affiliates which will not be purchased in the offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals 1/50th of 1% of the value of the shares to be purchased.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:         Not applicable
    Form or Registration Number:    Not applicable

    Filing Party:    Not applicable
    Date Filed:    Not applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
                                  TENDER OFFER

    This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to a tender offer by Toast Acquisition Company, Inc., a California corporation ("Purchaser") to purchase all outstanding shares of common stock, no par value (the "Shares") of R.H. Phillips, Inc., a California corporation (the "Company"), for a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(i) and
(a)(1)(ii) hereto, respectively. The information set forth in the Offer to Purchase, including all schedules and annexes thereto, and Letter of Transmittal is incorporated by reference herein in answer to the items of Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

    The information set forth in the section of the Offer to Purchase entitled "Questions and Answers about the Offer and the Merger" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

    (a) Name and Address. The name of the Company is R.H. Phillips, Inc. The address and telephone number of its principal executive office is 26386 County Road 12A, Esparto, California 95627, (530) 662-3215.

    (b) Securities. The securities which are the subject of the Offer are the Company's outstanding shares of common stock, no par value. As of August 25, 2000, there were 6,695,331 shares of stock outstanding. The information set forth on the cover page of the Offer to Purchase and in the section of the Offer to Purchase entitled "Introduction" is incorporated herein by reference.

    (c) Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Price Range of the Shares" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

    (a) Name and Address. The names of the filing persons are Vincor International Inc., Vincor Holdings, Inc., and Toast Acquisition Company, Inc. The business address and business telephone number of each filing person's principal executive office is 441 Courtneypark Drive East, Mississauga, Ontario, Canada L5T 2V3, (905) 564-6900. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Certain Information Concerning the Purchaser Group" is incorporated herein by reference.

    (b) Business and Background of Entities. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Certain Information Concerning the Purchaser Group" is incorporated herein by reference. No filing person that is not a natural person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five
(5) years. No filing person that is not a natural person has been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    (c) Business and Background of Natural Persons. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer-- Certain Information Concerning the Purchaser Group" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

    (a) Material Terms. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer" is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) Transactions. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Background of the Offer" and "The Tender Offer--Certain Information Concerning the Purchaser Group" is incorporated herein by reference.

    (b) Significant Corporate Events. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Background of the Offer" and "The Tender Offer--Certain Information Concerning the Purchaser Group" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) Purposes. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Purpose of the Offer" is incorporated herein by reference.

    (c) Plans. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Certain Effects of the Offer" and "The Tender Offer--Purpose of the Offer; The Merger Agreement--The Merger Agreement--Plans for the Company" is incorporated herein by reference.

ITEM 7.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) Source of Funds. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Source and Amount of Funds" is incorporated herein by reference.

    (b) Conditions. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Source and Amount of Funds" is incorporated herein by reference.

    (d) Borrowed Funds. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF SUBJECT COMPANY.

    (a) Securities Ownership. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Certain Information Concerning the Purchaser Group" is incorporated herein by reference.

    (b) Securities Transactions. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Certain Information Concerning the Purchaser Group" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a) Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

    (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the section of the Offer to Purchase entitled "The Tender Offer--Purpose of the Offer; The Merger Agreement", "The Tender Offer--Certain Effects of the Offer" and "The Tender Offer--Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

    (b)  Other Material Information.  None.

ITEM 12.  EXHIBITS.

    (a)(1)(i)       Offer to Purchase, dated September 7, 2000
    (a)(1)(ii)      Letter of Transmittal
    (a)(1)(iii)     Notice of Guaranteed Delivery
    (a)(1)(iv)      Letter from Information Agent to Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees
    (a)(1)(v)       Letter to Clients from Brokers, Dealers, Commercial Banks,
                    Trust Companies and Other Nominees
    (a)(1)(vi)      Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9
    (a)(2)          Not applicable
    (a)(3)          Not applicable
    (a)(4)          Not applicable
    (a)(5)(i)       Agreement and Plan of Merger, dated as of August 25, 2000, among Vincor International Inc., Vincor Holdings, Inc.,
                    Toast Acquisition Company, Inc. and R.H. Phillips, Inc.
    (a)(5)(ii)      Plan of Merger (attached as Appendix A to the Offer to
                    Purchase)
    *(a)(5)(iii)    Joint Press Release issued by Vincor International Inc. and
                    R.H. Phillips, Inc. on September 7, 2000.
    (b)(1)          Acquisition Facility Commitment Letter, dated August 28,
                    2000
    (b)(2)          Senior Secured Commitment Letter dated September 5, 2000
    (b)(3)          Letter of Confirmation dated September 5, 2000 from The Bank of Nova Scotia
    (d)(1)          Employment Agreement, dated August 25, 2000, between the
                    Company and John Giguiere
    (d)(2)          Employment Agreement, dated August 25, 2000, between the
                    Company and Karl Giguiere
    (d)(3)          Grape Purchase Agreement, dated August 25, 2000, between the
                    Company and JK Vineyards, LLC
    (d)(4)          Form of Support Agreement entered into by John Giguiere and
                    Karl Giguiere
    (d)(5)          Form of Support Agreement entered into by Lane Giguiere,
                    RHP Vineyards, Inc., R.H. Phillips Vineyard, Inc.,
                    Ken Coit, Donna Coit, Victor Motto and David Gemmer
    (d)(6)          R.H. Phillips, Inc. Management Incentive Plan is attached as
                    Annex A to the Employment Agreements.
    (g)             Not applicable
    (h)             Not applicable

------------------------

*   To be filed by amendment

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOAST ACQUISITION COMPANY, INC.

By:    /s/ RICHARD G. JONES
       --------------------------------------
Name:  Richard G. Jones
       --------------------------------------
Title: Executive Vice-President
       --------------------------------------
Date:  September 7, 2000
       --------------------------------------

VINCOR HOLDINGS, INC.

By:    /s/ RICHARD G. JONES
       --------------------------------------
Name:  Richard G. Jones
       --------------------------------------
Title: Executive Vice-President
       --------------------------------------
Date:  September 7, 2000
       --------------------------------------

VINCOR INTERNATIONAL INC.

By:    /s/ RICHARD G. JONES
       --------------------------------------
Name:  Richard G. Jones
       --------------------------------------
Title: Executive Vice-President
       --------------------------------------
Date:  September 7, 2000
       --------------------------------------

                                 EXHIBIT INDEX

EXHIBIT NUMBER           TITLE
--------------           -----
(a)(1)(i)                Offer to Purchase, dated September 7, 2000
(a)(1)(ii)               Letter of Transmittal
(a)(1)(iii)              Notice of Guaranteed Delivery
(a)(1)(iv)               Letter from Information Agent to Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)                Letter to Clients from Brokers, Dealers, Commercial Banks,
                         Trust Companies and Other Nominees
(a)(1)(vi)               Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9
(a)(2)                   Not applicable
(a)(3)                   Not applicable
(a)(4)                   Not applicable
(a)(5)(i)                Agreement and Plan of Merger, dated August 25, 2000, among
                         Vincor International Inc., Vincor Holdings, Inc., Toast
                         Acquisition Company, Inc. and R.H. Phillips, Inc.
(a)(5)(ii)               Plan of Merger (attached as Appendix A to the Offer to
                         Purchase)
*(a)(5)(iii)             Joint Press Release issued by Vincor International Inc. and
                         R.H. Phillips, Inc. on September 7, 2000.
(b)(1)                   Acquisition Facility Commitment Letter, dated August 28,
                         2000
(b)(2)                   Senior Secured Commitment Letter dated September 5, 2000
(b)(3)                   Letter of Confirmation dated September 5, 2000 from The Bank of Nova Scotia
(d)(1)                   Employment Agreement, dated August 25, 2000, between the
                         Company and John Giguiere
(d)(2)                   Employment Agreement, dated August 25, 2000, between the
                         Company and Karl Giguiere
(d)(3)                   Grape Purchase Agreement, dated August 25, 2000, between the
                         Company and JK Vineyards, LLC
(d)(4)                   Form of Support Agreement entered into by John Giguiere and
                         Karl Giguiere
(d)(5)                   Form of Support Agreement entered into by Lane Giguiere,
                         RHP Vineyards, Inc., R. H. Phillips Vineyard, Inc.,
                         Ken Coit, Donna Coit, Victor Motto and David Gemmer
(d)(6)                   R.H. Phillips, Inc. Management Incentive Plan is attached as
                         Annex A to the Employment Agreements.
(g)                      Not applicable
(h)                      Not applicable

------------------------

*   To be filed by amendment